Exhibit 21.1

Subsidiaries of Prosperity Bancshares, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Prosperity Holdings, Inc.	Delaware
Prosperity Bank®	Texas
Prosperity Capital Trust I	Delaware
Prosperity Statutory Trust II	Connecticut
Paradigm Capital Trust II	Delaware
Prosperity Statutory Trust III Prosperity Statutory Trust IV Prosperity Interim Corporation MainCorp Leasing Co Life Savings Financial Corporation	Connecticut Connecticut Texas Texas Texas